UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
__________________________
FORM 6-K
__________________________

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: April 12, 2007
Commission File Number 1-32591
_____________________
SEASPAN CORPORATION
(Exact name of Registrant as specified in its Charter)
_____________________

Unit 2, 7th Floor, Bupa Centre,
141 Connaught Road West,
Hong Kong
China
(Address of principal executive offices)
_____________________

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-I Rule 101 (b)(1).]

Yes	☐	No	☒

[Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).]

Yes	☐	No	☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Seaspan Corporation dated April 12, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: April 12, 2007	By:	/s/ Kevin M. Kennedy
Kevin M. Kennedy
Chief Financial Officer

Exhibit I

Seaspan Corporation
Unit 2, 7th Floor, Bupa Centre
141 Connaught Road West
Hong Kong, China

c/o 2600 - 200 Granville Street
Vancouver, BC
Canada V6C 1S4
Tel: 604-638-2575
Fax: 604-648-9782
www.seaspancorp.com

FOR IMMEDIATE RELEASE

SEASPAN CORPORATION SIGNS CONTRACTS TO BUILD
FOUR NEW 4250 TEU VESSELS

- Six-Year Charters Arranged with CSAV -

Hong Kong, China, April 12, 2007 - Seaspan Corporation (“Seaspan”) (NYSE: SSW) today announced that it has signed contracts to build four 4250 TEU vessels at Jiangsu New Yangzi Shipbuilding Co., Ltd. (“Jiangsu”) in China. These new orders are in addition to the ten 2500 TEU vessels Seaspan previously ordered from Jiangsu Yangzijiang Shipbuilding Co., Ltd., a shipyard affiliated with Jiangsu. The four newbuilding vessels are scheduled to be delivered between March and September, 2009. The total delivered cost is expected to be approximately $66.1 million per vessel, subject to certain pre-delivery expenses remaining at budgeted levels.

Seaspan also announced that it has arranged simultaneous six-year charter agreements for these four vessels with Compañía SudAmerica de Vapores SA (“CSAV”) of Chile at a rate of $25,925 per day. CSAV is the largest liner shipping company in South America and is ranked 16th in the world by TEU capacity.

Each new vessel is expected to contribute between $7.5 million and $7.9 million in incremental EBITDA per annum upon delivery. For this purpose, EBITDA shall mean net earnings before interest, undrawn credit facility fees, taxes, depreciation and amortization of deferred financing fees. This should result in an increase in distributable cash when the vessels are delivered and operating.

-more-

“Adding the premier South American shipping line to our customer portfolio is another significant step in the geographic diversification of our customer portfolio,” said Gerry Wang, Chief Executive Officer of Seaspan. “While these time charters are shorter in duration than our typical charter parties for new vessels, the expiry dates in 2015 fit well into the balanced charter maturity profile of our fleet.”

Seaspan Management Services Limited will supervise the construction of the new vessels and operate the ships for Seaspan at an estimated fixed rate of $4,725 per day through 2011.

The company will use an existing credit facility to fund the down payments for these vessels. Permanent financing will be arranged in the coming months.

About Seaspan

Seaspan owns containerships and charters them pursuant to long-term fixed-rate charters. Seaspan’s fleet of 47 containerships consists of 26 existing containerships and 21 to be delivered over approximately the next three years. The 21 vessels that Seaspan has contracted to purchase are already committed to long-term time charters averaging approximately 10.6 years in duration from delivery. Seaspan’s operating fleet of 26 vessels has an average age of approximately five years with an average remaining charter period of approximately eight years. Seaspan’s customer base consists of seven of the largest liner companies, including China Shipping Container Lines, A.P. Møller-Mærsk, Mitsui O.S.K. Lines, Hapag-Lloyd, COSCO Container Lines, K-Line and CSAV.

Seaspan’s common shares are listed on the New York Stock Exchange under the symbol “SSW”.

STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This release contains certain forward-looking statements (as such term is defined in Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and our operations, performance and financial condition, including, in particular, the likelihood of our success in developing and expanding our business. Statements that are predictive in nature, that depend upon or refer to future events or conditions, or that include words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “estimates,” “projects,” “forecasts,” “will,” “may,” “potential,” “should,” and similar expressions are forward-looking statements. These forward-looking statements reflect management’s current views only as of the date of this presentation and are not intended to give any assurance as to future results. As a result, you are cautioned not to rely on any forward-looking statements. Forward-looking statements appear in a number of places in this release. Although these statements are based upon assumptions we believe to be reasonable based upon available information, including operating margins, earnings, cash flow, working capital and capital expenditures, they are subject to risks and

-more-

uncertainties. These risks and uncertainties include, but are not limited to: future operating or financial results; our expectations relating to dividend payments and forecasts of our ability to make such payments; pending acquisitions, business strategy and expected capital spending; operating expenses, availability of crew, number of off-hire days, drydocking requirements and insurance costs; general market conditions and shipping market trends, including charter rates and factors affecting supply and demand; our financial condition and liquidity, including our ability to obtain additional financing in the future to fund capital expenditures, acquisitions and other general corporate activities; estimated future capital expenditures needed to preserve our capital base; our expectations about the availability of ships to purchase, the time that it may take to construct new ships, or the useful lives of our ships; our continued ability to enter into long-term, fixed-rate time charters with our customers; our ability to leverage to our advantage Seaspan Management Services Limited’s relationships and reputation in the containership industry; changes in governmental rules and regulations or actions taken by regulatory authorities; changes in worldwide container demand; changes in trading patterns; competitive factors in the markets in which we operate; potential inability to implement our growth strategy; potential for early termination of long-term contracts and our potential inability to renew or replace long-term contracts; ability of our customers to make charter payments; potential liability from future litigation; conditions in the public equity markets; and other factors detailed from time to time in our periodic reports. We expressly disclaim any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in our views or expectations, or otherwise. We make no prediction or statement about the performance of our common and subordinated shares.

For Investor Relations Inquiries:

Mr. Kevin M. Kennedy
Chief Financial Officer
Seaspan Corporation
Tel. 604-638-2575

For Media Inquiries

Mr. Leon Berman
The IBG Group
Tel. 212-477-8438

-end-